                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                        THERMO-MIZER ENVIRONMENTAL CORP.
           --------------------------------------------------------
                               (Name of Issuer)

                                    COMMON
           --------------------------------------------------------
                          (Title of Class of Securities)


           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  883578 102
           --------------------------------------------------------
                                (CUSIP Number)

                                   9-11-97
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of 3 Pages

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CUSIP No. 883578 102                   13D                 Page 2 of 3 Pages


     ARCADIA MUTUAL FUND, INC.
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     N.A.      Foreign Investors
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     Approximately 250 Fund Investors
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     NASSAU, BAHAMAS
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power       2,538,071
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power       2,538,071
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,538,071
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                           43%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                  5% holder
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                          Page 3 of 3 Pages


ITEM 1.  SECURITY AND ISSUER

ThermoMizer Environmental Corp.
528 Oritan Avenue
Ridgefield, NJ 07657
Phone: (201) 941-5805 Fax: (201) 941-5821

2.  Identity and Background

This statement is being filed on behalf of Arcadia Mutual Fund, Inc. (the "Reporting Person"). The Reporting Person is a corporation organized in Nassau, Bahamas for the pupose of investing in convertible securities. The principal business address of the Reporting Person is 55 Frederick St. Box CB 13039, Nassau Bahamas. The reporting person consists of approximately 250 investors, none of which individually owns 5%. The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

3.  Source and Amount of Funds or Other Consideration

As of the date hereof, the Reporting Person, the 250 investors of the fund are deemed in aggregate to beneficially own 2,538,071 Shares. All of the Shares were acquired or may be acquired through the conversion of convertible debenture securities of the Issuer held by the Reporting Person. The debentures were purchased for an aggregate purchase price of $500,000.00. No funds were borrowed to purchase any of the Shares.

4.  Purpose of Transactions

The Shares deemed to be beneficially owned by the Reporting Person were acquired for, and are being held for, investment purposes. The Reporting Person has no plan or proposal that relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

5.  Interest in Securities of Issuer

As of the date hereof, the Reporting Person is deemed to be the beneficial owner of 2,538,071. Based on the Issuer's filing on Form 10-Q on October 31, 1997, there were 3,396,000 Shares outstanding. Therefore, the Reporting Person is deemed beneficially own 43% of the outstanding Shares. The Reporting Person has the power to vote, direct the vote, dispose of or direct the disposition of all the Shares that he is deemed to beneficially own.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person has no contract, arrangement, understanding or relationship with any person with respect to the Shares.